EXHIBIT 21.1

LIST OF SUBSIDIARIES

OF

Pictureworks International Holdings Limited

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
Pictureworks International Investments Limited	BVI	May 30, 2023	100%
Pictureworks Holdings Sdn. Bhd.	Malaysia	February 22, 2008	100%
Pictureworks (M) Sdn. Bhd.	Malaysia	February 4, 2004	100%
Pictureworks Pte. Ltd.	Singapore	August 28, 2003	100%
Pictureworks (Shanghai) Limited	Mainland China	March 13, 2014	100%
Pictureworks (Hong Kong) Limited	Hong Kong	July 14, 2015	100%